

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2024

Wang Hua
Chief Financial Officer
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing 100007
The People's Republic of China

       Re: PetroChina Company Limited
           Form 20-F for Fiscal Year Ended December 31, 2022
           File No. 001-15006

Dear Wang Hua:

      We have completed our review of your filing, including your Form 20-F Amendment No. 1 filed on June 3, 2024 and have determined not to issue additional comments. Our decision not to issue additional comments regarding your prior responses and the disclosure in your amended Form 20-F should not be interpreted to mean that we either agree or disagree with your responses or your disclosure regarding the presence of CCP officials on your Board of Directors, including any conclusions you have made and positions you have taken with respect to such disclosure. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Disclosure Review Program

cc: Kyungwon Lee